Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in (i) Registration Statement No. 333-228436, No. 333-227719 and No. 333-226165 on Form S-3 of Standard Diversified Inc., and (ii) Registration Statement No. 333-226166 on Form S-8 of Standard Diversified Inc. of our report dated March 16, 2020, except for Note 3 as to which the date is May 12, 2020 with respect to the disposition of the insurance segment operations which have been retrospectively reclassified and presented as discontinued operations, relating to our audit of the consolidated financial statements and financial statement schedule of Standard Diversified Inc. and subsidiaries for the year ended December 31, 2019, which appears in this Form 8-K of Standard Diversified Inc.

/s/ RSM US LLP

Greensboro, North Carolina
May 12, 2020